BD

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
[redacted]49

02018247

RECEIVED MAR 0 1 2002

ANNUAL REPORT FORM X-17A-5 PART III	FACING PAGE **Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**	SEC FILE NUMBER 8-32639

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PAN-AMERICAN FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY

FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 POYDRAS STREET
(No. and Street)

NEW ORLEANS,	LOUISIANA	70130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RENE LORIO — 504-566-1300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name - if individual, state last, first, middle name)

3700 One Shell Square	New Orleans,	Louisiana	70139-3700
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410(2-89)

OATH

I, RENE LORIO, swear that, to the best of my knowledge and belief the accompanying consolidated financial statements and supporting schedules pertaining to the firm of PAN-AMERICAN FINANCIAL SERVICES, INC., as of December 31, 2001 and 2000, are true and correct. I further swear that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

(Notary Public)

PAMELA A. VAN GEFFEN
NOTARY PUBLIC
My Commission Expires at Death
Parish of Orleans, La.

This report** contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statements of Financial Condition.
[x] (c) Statements of Loss.
[x] (d) Statements of Cash Flows.
[x] (e) Statements of Stockholder's Equity.
[ ] (f) Statements of Changes in Liabilities Subordinated to Claims of General Creditors. (Not Applicable)
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3. (Not Applicable)
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Not Required)
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not Applicable)
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental report. (Not Required).
[x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

***For conditions of confident treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAN-AMERICAN FINANCIAL SERVICES, INC.

SEC FILE NUMBER

8-32639

CONSOLIDATED FINANCIAL STATEMENTS

AND

SUPPLEMENTAL SCHEDULES

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

AND

INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed as a public document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Deloitte & Touche LLP
Suite 3700
One Shell Square
701 Poydras Street
New Orleans, Louisiana 70139-3700

Tel: (504) 581-2727
Fax: (504) 561-7293
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Pan-American Financial Services, Inc.

We have audited the following consolidated financial statements of Pan-American Financial Services, Inc. and subsidiaries (a wholly-owned subsidiary of Pan-American Life Insurance Company) for the years ended December 31, 2001 and 2000, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The following supplemental schedules of Pan-American Financial Services, Inc. as of December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic consolidated financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 15, 2002

PAN-AMERICAN FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
Cash and cash equivalents	$ 4,160,632	$ 1,969,325
Cash-restricted	175,267	100,000
Securities at market value	5,384	-
Commissions and other receivables	302,399	175,211
Notes receivable	2,837,214	1,277,606
Income taxes receivable	1,465,714	703,724
Furniture and equipment, net	150,875	42,338
Prepaid expenses and other assets	99,214	58,316
Intangible assets, net	4,049,578	-
TOTAL ASSETS	$ 13,246,277	$ 4,326,520
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable - trade	$ 444,845	$ 194,737
Accounts payable - parent	2,775,805	1,734,877
Securities sold, not yet purchased, at market value	3,250	-
	3,223,900	1,929,614
Commitments and contingencies	-	-
Stockholder's equity:		
Common stock, no par value; authorized 1,000 shares, outstanding 50 shares	50,000	50,000
Additional paid-in capital	12,660,000	3,640,000
Accumulated deficit	(2,687,623)	(1,293,094)
	10,022,377	2,396,906
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 13,246,277	$ 4,326,520

See notes to consolidated financial statements.

PAN-AMERICAN FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF LOSS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUE:		
Commissions	$ 5,750,754	$ 3,479,913
Investment advisory fees	962,226	923,289
Net investment income	61,535	28,378
Interest on notes receivable	103,887	78,667
Other income	8,545	8,165
	6,886,947	4,518,412
EXPENSES:		
Commissions	4,561,703	2,832,550
Exchange and clearance fees	707,468	411,105
Licenses and fees	190,362	89,516
Administrative service fees	2,519,135	2,345,067
Depreciation and amortization	264,514	12,918
Other	843,221	397,558
	9,086,403	6,088,714
LOSS BEFORE INCOME TAXES	(2,199,456)	(1,570,302)
INCOME TAX BENEFIT:		
Federal	687,133	560,583
State	117,794	81,215
	804,927	641,798
NET LOSS	$ (1,394,529)	$ (928,504)

See notes to consolidated financial statements.

PAN-AMERICAN FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Additional Paid-in Capital	Retained (Deficit)	Total
Balance, January 1, 2000	$ 50,000	$ 2,290,000	$ (364,590)	$ 1,975,410
Capital contributions	-	1,350,000	-	1,350,000
Net loss	-	-	(928,504)	(928,504)
Balance, December 31, 2000	50,000	3,640,000	(1,293,094)	2,396,906
Capital contributions	-	9,020,000	-	9,020,000
Net loss	-	-	(1,394,529)	(1,394,529)
Balance, December 31, 2001	$ 50,000	$ 12,660,000	$ (2,687,623)	$ 10,022,377

See notes to consolidated financial statements.

PAN-AMERICAN FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$(1,394,529)	$ (928,504)
Adjustments to reconcile net loss to net cash used in operating activities:		
Forgiveness of notes receivable	323,942	259,039
Provision for uncollectible notes receivable	79,450	-
Depreciation and amortization expense	264,514	12,918
Loss on sale of furniture and equipment	-	2,544
Unrealized gains on investments	(161)	-
Decrease (increase) in commissions and other receivables	(127,188)	65,980
Increase in income taxes receivable	(761,990)	(598,163)
Increase in prepaid expenses and other assets	(40,898)	(13,334)
Increase in accounts payable	1,291,036	960,501
Net cash used in operating activities	(365,824)	(239,019)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in notes receivable	(1,963,000)	(330,000)
Acquisition of businesses, net of cash acquired	(4,295,784)	-
Purchases of investments	(1,923)	-
Sale of investments	3,250	48,968
Purchases of furniture and equipment	(130,145)	(6,459)
Proceeds from sale of furniture and equipment	-	871
Net cash used in investing activities	(6,387,602)	(286,620)
CASH FLOWS FROM FINANCING ACTIVITIES - Capital contributions	9,020,000	1,350,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,266,574	824,361
CASH AND CASH EQUIVELANTS AT BEGINNING OF YEAR	2,069,325	1,244,964
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 4,335,899	$ 2,069,325

See notes to consolidated financial statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING PRINCIPLES

Description of the Company - Pan-American Financial Services, Inc. ("PAFSI") (dba Pan-American Financial Advisors, Inc.) (the Company), a wholly-owned subsidiary of Pan-American Life Insurance Company, was formed on July 31, 1984. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934.

Pan-American Financial Services, Inc. acts as the selling dealer for mutual funds offered to clients of its parent. During 1999, the Company expanded its operation as an introducing broker/dealer by contracting with registered representatives and brokers for the sale of general securities, mutual funds and variable insurance products. The Company has agreements with third party clearing broker/dealers to carry customer accounts and to accept customer funds and securities.

Basis of Presentation – The accompanying consolidated financial statements include the accounts of PAFSI and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents – Cash and cash equivalents are comprised of cash and short-term investments with original maturities of three months or less. Restricted cash primarily represents amounts on deposit with clearing firms in connection with the agreements discussed above.

Furniture and Equipment – Furniture and equipment is recorded at cost. Depreciation is provided on a straight-line basis using lives of three to five years.

Notes Receivable - The Company enters into agreements with certain of its registered representatives wherein the Company advances funds to such parties in exchange for a multiple year commitment by the individuals to exclusively represent the Company. In connection with such agreements, the representatives execute unsecured notes payable to the Company. The agreements generally provide that principal is to be forgiven over the contract term in lieu of the representatives receiving a full commission for business brought to the Company, and therefore the Company records commission expense as amounts are forgiven. Any unforgiven principal at the end of the contract term is immediately due and payable by the representatives. Interest on the notes is forgiven as long as the representatives remain affiliated with the Company. If such affiliation is terminated, any amounts remaining outstanding become due immediately.

Intangible Assets – In connection with the Company's business acquisitions, the Company typically executes a personal service contract (including non-compete provisions) with employees associated with the acquired entity. The Company allocates a portion of the acquisition cost to such intangibles and amortizes such cost over the life of the contract, typically five to ten years. The Company assesses the recoverability of intangible assets whenever events or changes in circumstances indicate that such assets may be impaired by reviewing the sufficiency of future undiscounted cash flows of the related entity to cover the amortization over the remaining useful life of the asset. For any intangible assets which are determined to be impaired, a loss is recognized for the difference between the carrying value and the fair value.

Income Taxes - The Company files a consolidated federal income tax return with Pan-American Life Insurance Company and determines its tax expense or benefit on a separate return basis. The Company recognizes tax benefits to the extent they are utilized in the consolidated return. Deferred taxes are recorded for all temporary differences between book and taxable income.

Fair Value of Financial Instruments – The recorded amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments. Investment securities are classified as trading securities and recorded at fair market value, as determined by quoted market prices.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications – Certain reclassifications have been made to the 2000 financial statements in order to conform to the classifications adopted for reporting in the 2001 financial statements.

Recent Accounting Pronouncements - Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, was effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company adopted SFAS 133 effective January 1, 2001. The adoption of SFAS 133 did not have a significant impact on the financial position, results of operations, or cash flows of the Company.

In mid-2001, the FASB issued the following pronouncements:

- SFAS 141, "Business Combinations";
- SFAS 142, "Goodwill and Other Intangible Assets"; and
- SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

SFAS 141, which the Company has implemented for its business combinations initiated after June 30, 2001, eliminates the pooling-of-interests method of accounting for business combinations and requires that all business combinations be accounted for using the purchase accounting method. SFAS 141 also requires the recording of all acquired intangible assets that either arise from contractual or legal rights, or that are separable from the acquired entity. The implementation of SFAS 141 on July 1, 2001 did not have a significant impact on the Company's financial statements.

SFAS 142, which the Company is required to implement effective January 1, 2002, eliminates the amortization of goodwill arising from business combinations. Instead, goodwill will be subject to a periodic impairment test at the "reporting unit" level. SFAS 142 also eliminates the arbitrary 40-year cap on useful lives of intangible assets, and acknowledges that some intangible assets may have indefinite useful lives. The implementation of SFAS 142 is not expected to have a significant impact on the Company's financial statements.

SFAS 144, which the Company is required to implement in its 2002 financial statements, promulgates standards for measuring and recording impairments of long-lived assets. Additionally, this standard establishes requirements for classifying an asset as held for sale, and changes existing accounting and reporting standards for discontinued operations and exchanges of long-lived assets. The Company does not expect the implementation of this standard to have a significant effect on the Company's financial position or results of operations.

2. REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). Under the Uniform Net Capital Rule, a broker-dealer who does not carry customers' accounts is required to maintain net capital, as defined in the Rule, of $100,000 or 6.67% of aggregate indebtedness, whichever is greater. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2001 the Company had net capital of $1,195,727, which was $981,017 in excess of its required net capital of $214,710. The Company had aggregate indebtedness of $3,220,651 at December 31, 2001. The ratio of aggregate indebtedness to net capital was 2.69 to 1 at December 31, 2001.

The Company had no liabilities subordinated to claims of general creditors during 2001 or 2000.

3. NOTES RECEIVABLE

For 2001 and 2000, activity within notes receivable was as follows:

	2001	2000
Balance, beginning of year	$1,277,606	$1,206,645
Additional notes entered into	1,963,000	330,000
Portion of notes forgiven	(323,942)	(259,039)
Provision for uncollectible notes	(79,450)	-
Balance, end of year	$2,837,214	$1,277,606

The Company also recorded $103,887 and $78,667 of interest income and commission expense for the interest portion of the notes in 2001 and 2000, respectively.

4. INTANGIBLE ASSETS

In connection with the Company's acquisitions in 2001, substantially all of the purchase price was allocated to intangible assets representing employment contracts executed with the acquirees' key personnel.

	2001
Personal service contracts	$4,271,193
Less: accumulated amortization	(221,615)
	$4,049,578

There were no such assets at December 31, 2000.

5. INCOME TAXES

Income tax benefit is made up of the following components for the years ended December 31, 2001 and 2000:

	2001	2000
Current tax benefit:		
Federal	$ 687,487	$ 552,802
State	117,856	79,881
	$ 805,343	$ 632,683
Deferred tax (expense) benefit:		
Federal	$ (354)	$ 7,781
State	(62)	1,334
	$ (416)	$ 9,115

Deferred taxes receivable of $27,025 and $27,441 at December 31, 2001 and 2000, respectively, have been provided for temporary differences relating to commission expense.

6. RELATED PARTY TRANSACTIONS

The parent incurs expenses relating to the Company, primarily administrative costs, which are ultimately paid by the Company. Such expenses totaled $2,519,135 in 2001 and $2,345,067 in 2000. The Company also operates in facilities that are owned by its parent. The Company entered into a lease agreement for this space in August 1999 and paid $128,029 and $84,801 in rent during 2001 and 2000, respectively. The Company has an annual minimum rental commitment of approximately $85,000 plus annual escalation charges for this space through August 2014.

7. BUSINESS ACQUISITONS

During 2001, the Company acquired principally for cash all of the outstanding stock of the following entities, all of which are involved in the securities industry, for the approximate consideration indicated: William Robert Thomas Financial Services, Inc., $2,100,000; American Capital Corporation, $1,800,000; and Telaro Securities, Inc., $450,000. In connection with the American Capital acquisition, the Company agreed to increase the purchase price by an additional $539,000 if certain conditions are met within a 24 month period following the acquisition. For each acquisition, substantially all of the net assets acquired consisted of intangible assets representing personal service contracts with the principals of the acquired entities.

8. COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and complaints which have arisen in the ordinary course of business. It is the opinion of management that the outcome of these matters will not have a material adverse effect on the Company's financial position or results of operations.

* * * * * *

PAN-AMERICAN FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL, FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001

	Per Audited Financials	Per Unaudited Focus	Difference
NET CAPITAL:			
Stockholder's equity	$ 10,022,377	$ 10,099,759	$ (77,382)
Less deductions from net worth:			
Notes receivable	2,837,214	2,856,384	(19,170)
Intangible assets	4,049,578	4,046,354	3,224
Nonmarketable securities	3,300	3,300	-
Unallowable portion of receivables	160,718	139,823	20,895
Income taxes receivable	1,465,714	1,559,412	(93,698)
Furniture and equipment, net	150,875	138,049	12,826
Prepaid expenses and other assets	99,214	94,977	4,237
Cash on deposit pending transactions	50,000	50,000	-
Haircuts on securities	3,926	3,221	705
Other reductions	6,111	6,111	-
Net Capital	$ 1,195,727	$ 1,202,128	$ (6,401)
Net capital requirement - greater of $100,000 or 6.67% of aggregate indebtedness	$ 214,710	$ 211,438	$ 3,272
Excess capital	$ 981,017	$ 990,690	$ (9,673)
AGGREGATE INDEBTEDNESS	$ 3,220,651	$ 3,171,571	$ 49,080
Ratio: Aggregate indebtedness to net capital	2.69	2.64	

Note: The above computation differs from the computation of net capital under Rule 15c3-1 as of December 31, 2001, filed by the Company with the Securities and Exchange Commission in January 2002. The difference is audit adjustments primarily relating to accounts payable, which affected stockholder's equity and aggregate indebtedness.

PAN-AMERICAN FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Deloitte & Touche LLP
Suite 3700
One Shell Square
701 Poydras Street
New Orleans, Louisiana 70139-3700

Tel: (504) 581-2727
Fax: (504) 561-7293
www.us.deloitte.com

EXHIBIT I

Deloitte & Touche

February 15, 2002

To The Board of Directors
Pan-American Financial Services, Inc.

In planning and performing our audit of the consolidated financial statements of Pan-American Financial Services, Inc. (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 15, 2002), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP